UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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VERA BRADLEY, INC.
(Exact name of registrant as specified in its charter)
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Indiana	001-34918	27-2935063
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12420 Stonebridge Road, Roanoke, Indiana	46783
(Address of Principal Executive Offices)	(Zip Code)
(877) 708-8372
(Registrant’s telephone number, including area code)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

The terms “Company” and “Vera Bradley” refer to Vera Bradley, Inc. and its subsidiaries (with the exception of Pura Vida as described below), except where the context requires otherwise or where otherwise indicated.
In July 2019, Vera Bradley, Inc. acquired a 75% interest in Creative Genius, Inc., which also operates under the name Pura Vida Bracelets (“Pura Vida”). Consistent with the instructions to Form SD, the Company will report on the products manufactured by Pura Vida, if and as applicable, no later than the Company’s Conflict Minerals Report for the 2021 calendar year.
Vera Bradley
Vera Bradley is a leading designer of women’s handbags, luggage and travel items, fashion and home accessories, and unique gifts. Founded in 1982 by friends Barbara Bradley Baekgaard and Patricia R. Miller, the brand’s innovative designs, iconic patterns, and brilliant colors inspire and connect women. Vera Bradley offers a unique, multi-channel sales model, as well as a focus on service and a high level of customer engagement. The reportable segments within the Vera Bradley brand are VB Direct and VB Indirect.
VB Direct. The VB Direct business consists of sales of Vera Bradley products through Vera Bradley full-line and factory outlet stores in the United States; verabradley.com; the Vera Bradley online outlet site; and the Vera Bradley annual outlet sale in Fort Wayne, Indiana. As of February 1, 2020, the Company operated 88 full-line stores and 63 factory outlet stores.
VB Indirect. The VB Indirect business consists of sales of Vera Bradley products to approximately 2,100 specialty retail locations, substantially all of which are located in the United States; sales to department stores, national accounts, third-party e-commerce sites, and third-party inventory liquidators; and royalties recognized through licensing agreements related to the Vera Bradley brand.
Pura Vida
Pura Vida, based in La Jolla, California, is a digitally native lifestyle brand that we believe deeply resonates with its loyal consumer following. The Pura Vida brand has a differentiated and expanding offering of bracelets, jewelry, and other lifestyle accessories. The Pura Vida segment represents revenues generated through the Pura Vida websites, www.puravidabracelets.com and www.puravidabracelets.eu, and through the distribution of Pura Vida-branded products to wholesale retailers, substantially all of which are located in the United States.

Vera Bradley contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as handbags, accessories, and luggage and travel items. The Company determined that certain of its products may have zippers, fasteners or other components and materials, which are necessary to the production or functionality of its products, that may contain 3TG.
As these materials are necessary to Vera Bradley’s products, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo and adjoining countries.

Conflict Minerals Disclosures

In accordance with the execution of this policy, Vera Bradley has concluded in good faith that during calendar year 2019,

a)
Vera Bradley contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)
Based on a Reasonable Country of Origin Inquiry (“RCOI”) and subsequent due diligence, Vera Bradley does not have concrete findings on whether its sourcing practices directly or indirectly fund armed groups in the Covered Countries. Vera Bradley has, however, found no reasonable basis for concluding that its suppliers sourced 3TG that directly or indirectly finance or benefit armed groups.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934, Vera Bradley, Inc. has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, and both reports are posted in the “Customer Service” section, under “Supply Chain,” of the Company’s website at www.verabradley.com.

Reasonable Country of Origin Inquiry (“RCOI”) Description

To complete the RCOI required by the Securities & Exchange Commission’s rules, Vera Bradley's suppliers were engaged, by a third party provider, to collect information about the presence and sourcing of 3TG used in the products and components supplied to Vera Bradley. The program utilized the Conflict-Free Sourcing Initiative's Conflict Minerals Reporting Template (“CMRT”). Only CMRT's version 4.0 or higher was accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template on a third party provider's platform.

Supplier Engagement
The RCOI began with an introduction email from Vera Bradley to suppliers describing the Conflict Minerals Compliance Program (“CMCP”) requirements. Following that introduction email, a subsequent email was sent to suppliers containing a registration and survey request link for the online data collection platform.

In an effort to increase awareness of the CMCP, supporting regulation, and frequently asked questions concerning 3TG mineral tracing, Vera Bradley's suppliers were introduced to the third party provider's Conflict Minerals Supplier Resource Center in the initial registration email. The Supplier Resource Center was provided as an educational tool to facilitate a deeper understanding of the program and education as to why information is being requested.

Following the initial introductions to the program and information request, up to three reminder emails were sent to each non-responsive supplier requesting survey completion. Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the necessary information could be provided by the supplier.

New Information Cut-off
In recognition of the amount of time it can take to collect and aggregate the requested information, suppliers were given a final deadline of April 17, 2020 to provide information about the metal processors present in their supply chains for the 2019 reporting year.

Information Requested
Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI through the use of the CMRT were asked to upload this document into the third party provider's platform or to provide this information in the online survey version.

Where a supplier was unable to provide a CMRT, information was requested on its suppliers of products or components which may require 3TG for their production or functionality. These Tier 2 suppliers, and subsequent tiers of suppliers as needed, were then engaged following the contact procedures explained above. When contact information was provided, Tier 2 and beyond suppliers were contacted via email or phone in order to build a chain-of-custody back to the 3TG SOR. Every effort was made to address and meet the concerns of suppliers regarding their need to maintain the confidentiality of their data. In order to address this concern, non-disclosure agreements were executed with suppliers when requested.

Suppliers had the ability to share information at a level with which they were most comfortable, i.e. company, product or user-defined, but the declaration scope had to be specified.

Suppliers were requested to provide an electronic signature before submitting their data to verify that all answers submitted were accurate to the best of the supplier’s knowledge but the suppliers were not required to provide an electronic signature to submit their data.

Quality Assurance
Supplier responses were evaluated for plausibility, consistency and gaps. If any of the following quality control flags were raised, suppliers were automatically contacted by the third party platform on a bi-weekly basis up to three contacts.

•	One or more SORs were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

•	Supplier answered “yes” to sourcing from the Democratic Republic of the Congo or adjoining countries, but none of the SORs listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable SOR information received; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originate from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

RCOI Results

A total of 54 Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The response rate among these suppliers was 54%. Of these responding suppliers, 7% indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Vera Bradley. Based on the declarations submitted by suppliers, there was an indication of DRC sourcing for 42 out of 220 verified SORs.
Due Diligence

A description of the measures Vera Bradley took to exercise due diligence on the source and chain of custody of its conflict minerals for which Vera Bradley knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Item 1.02 Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vera Bradley, Inc.

Date: June 1, 2020	By:	/s/ John Enwright
John Enwright Chief Financial Officer